Exhibit 99.1

Neptune Wellness Solutions Inc. Secures Supply Agreement with Alberta Gaming, Liquor and Cannabis (AGLC), Extends Company's Canadian Footprint over 1600 Retailers

The deal represents the fourth major province to ink such an agreement with the Company for its proprietary cannabis line for the Canadian market

LAVAL, QC, April 28, 2021 /CNW Telbec/ - Neptune Wellness Solutions, Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT) has entered into a supply agreement with Alberta Gaming, Liquor and Cannabis (AGLC), the wholesaler and sole online retailer for recreational cannabis in Alberta, for the sale and distribution of Neptune's proprietary recreational cannabis brand, Mood Ring.

This is the fourth supply agreement the Company has secured with a provincial cannabis wholesaler, and enables Neptune to sell recreational cannabis products, through its Mood Ring and PanHash brands, to over 1,600 retailers across British Columbia, Alberta, Ontario and Quebec. These four provinces accounted for over 80% of the Canadian cannabis retail sales in 2020, with the AGLC agreement empowering Neptune to rapidly expand in the recreational arena.

"We are very pleased to announce this supply agreement and the upcoming launch of our Mood Ring products in the Alberta market. Alberta was the early leader in Canadian cannabis store rollout and combined with our previously announced agreements with British Columbia, Ontario and Quebec makes our high quality and affordable cannabis products accessible to over 80% of the Canadian cannabis market to date," said Michael Cammarata, Chief Executive Officer and President of Neptune.

Alberta is Canada's second largest market for adult-use cannabis products, trailing only the Ontario market. The agreement authorizes Neptune to supply Mood Ring products to AGLC for sale and wholesale distribution. The products are anticipated to be available for purchase this summer by over 600 licensed private retailers in Alberta and online through AlbertaCannabis.org.

Under the agreement, Neptune will supply AGLC with a range of affordable, sustainable and premium cannabis products under the Mood Ring brand for consumer use. Mood Ring uses Neptune's proprietary cold ethanol extraction process technology to create full spectrum extracts for the Company's oil and capsule products, while the Company's solventless extraction processes are used for Mood Ring's Hashish products. All cannabis products are manufactured at the Company's purpose-built facility in Sherbrooke, Quebec.

For more information visit https://www.neptunecorp.com/.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions is a diversified and fully integrated health and wellness company.  With a mission to redefine health and wellness, Neptune is focused on building a broad portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, quickly adapt to consumer preferences and demand, and bring new products to market through its mass retail partners and e-commerce channels. Leveraging decades of expertise in extraction and product formulation, Neptune is a leading provider of turnkey product development and supply chain solutions to business customers across several health and wellness verticals, including legal cannabis and hemp, nutraceuticals and white label consumer packaged goods. The Company has a strong position in cannabis and hemp with research, development and commercialization focused on the use of cannabinoids in household products to make them safer, healthier and more effective. Neptune's corporate headquarters is located in Laval, Quebec, with a 50,000-square-foot production facility located in Sherbrooke, Quebec and a 24,000 square-foot facility located in North Carolina. For additional information, please visit: https://neptunecorp.com/

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2021/28/c4872.html

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CO: Neptune Wellness Solutions Inc.

CNW 07:00e 28-APR-21